Exhibit 99.2

EXECUTION VERSION

AMENDMENT NO. 2

This AMENDMENT NO. 2, dated as of March 3, 2017 (this “Amendment”), among AMAYA INC. (formerly known as Amaya Gaming Group Inc.), as Parent (“Parent”), AMAYA HOLDINGS COÖPERATIVE U.A., as Holdings (“Holdings”), AMAYA HOLDINGS B.V., as Dutch Borrower (“Dutch Borrower”), AMAYA (US) CO-BORROWER, LLC, as Co-Borrower (“Co-Borrower”, and together with the Dutch Borrower, the “Borrowers”), the Lenders party hereto, and DEUTSCHE BANK AG NEW YORK BRANCH, as administrative agent and collateral agent (in such capacity, together with its successors and permitted assigns, the “Administrative Agent”), amends that certain First Lien Credit Agreement, dated as of August 1, 2014 (as amended by that certain Amendment Agreement dated as of August 12, 2015, and as may be further amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), entered into among Parent, Holdings, Dutch Borrower, Co-Borrower, the institutions from time to time party thereto as lenders (the “Lenders”) and the Administrative Agent. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement.

W I T N E S S E T H:

WHEREAS, the Borrowers desire, pursuant to Section 2.23 of the Credit Agreement, to refinance all of the outstanding Initial Term Loans with Initial Term B-3 Loans (as defined in the Credit Agreement, as amended hereby) and Initial 2017 Euro Term Loans (as defined in the Credit Agreement, as amended hereby), in each case, having identical terms with and having the same rights and obligations under the Loan Documents as, and in the same aggregate outstanding principal amount as, the outstanding Initial Term Loans being refinanced hereby, as set forth in the Credit Agreement and Loan Documents, except as such terms are amended hereby;

WHEREAS, each Term Lender that executes and delivers a consent substantially in the form of Exhibit A hereto (a “Consent”) to exchange all (or such lesser amount allocated to it by the Administrative Agent) of its (a) outstanding Initial Term B Loans for Initial Term B-3 Loans upon effectiveness of this Amendment, and/or (b) outstanding Initial Euro Term Loans for Initial 2017 Euro Term Loans upon effectiveness of this Amendment, as applicable, shall be deemed to have consented to this Amendment;

WHEREAS, each Person that executes and delivers a joinder to this Amendment substantially in the form of Exhibit B (a “Joinder”) as (a) an Additional Initial Term B-3 Lender (as defined in the Credit Agreement, as amended hereby) will make to the Borrowers on the Amendment Effective Date (as defined herein), Initial Term B-3 Loans in the amount set forth on the signature page of such Person’s Joinder equal to such Additional Initial Term B-3 Lender’s Additional Initial Term B-3 Commitment (as defined in the Credit Agreement, as defined herein), the proceeds of which, together with the Dollar Equivalent of a portion of the proceeds of the Initial 2017 Euro Term Loans, will be used by the Borrowers to repay in full the outstanding principal amount of Non-Exchanged Initial Term B Loans (as defined in the Credit Agreement, as amended hereby), and/or (b) an Additional Initial 2017 Euro Term Loan Lender (as defined in the Credit Agreement, as amended hereby) will make to the Borrowers on the Amendment Effective Date, Initial 2017 Euro Term Loans in the amount set forth on the signature page of such Person’s Joinder equal to such Additional Initial 2017 Euro Term Loan Lender’s Additional Initial 2017 Euro Term Commitment (as defined in the Credit Agreement, as defined herein), the proceeds of which will be used by the Borrowers to repay in full the outstanding principal amount of Non-Exchanged Initial Euro Term Loans (as defined in the Credit Agreement, as amended hereby) and to repay in part the outstanding principal amount of Non-Exchanged Initial Term B Loans as provided in the foregoing clause (a);

WHEREAS, Holdings, Parent, the Borrowers, the Administrative Agent and the Required Lenders (which, for purposes of this Amendment, shall include the Additional Initial Term B-3 Lenders and Additional Initial 2017 Euro Term Loan Lenders) desire to effect the additional amendments set forth in Section 1 below:

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the sufficiency and receipt of all of which is hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1.    Amendments to the Credit Agreement. Effective as of the Amendment Effective Date (as defined below), the Credit Agreement is hereby amended as follows:

(a)    Section 1.01 of the Credit Agreement, Defined Terms, is hereby modified and amended by deleting the definitions of “Adjusted LIBO Rate”, “Applicable Margin”, “Borrower”, “Incremental Amount”, “Incremental First Lien Availability Amount”, “Initial Euro Term Loans”, “Initial Term B Loans”, “Loan Documents” and “Permitted Holders” in their entirety and inserting in lieu thereof, respectively, the following:

““Adjusted LIBO Rate” shall mean, with respect to any Eurocurrency Borrowing for any Interest Period, an interest rate per annum equal to the greater of (x) (a) the LIBO Rate in effect for such Interest Period divided by (b) one minus the Statutory Reserves applicable to such Eurocurrency Borrowing, if any, and (y) (i) in the case of Eurocurrency Borrowings composed of Initial Term B Loans, 1.00% and (ii) in the case of Eurocurrency Borrowings composed of Initial Euro Term Loans, 0.00%.

“Applicable Margin” shall mean for any day (i) with respect to any Initial Term B Loan, (A) 3.50% per annum in the case of any Eurocurrency Loan and (B) 2.50% per annum in the case of any ABR Loan, (ii) with respect to any Initial Euro Term Loan, 3.75% per annum and (iii) with respect to any Initial Revolving Facility Loan, (A) 4.00% per annum in the case of any Eurocurrency Loan and (B) 3.00% per annum in the case of any ABR Loan.

“Borrower” or “Borrowers” shall mean each of the Dutch Borrower (subject to Section 9.24), the Co-Borrower and any other Persons from time to time that becomes a Borrower hereunder pursuant to Section 9.24, and the term “Borrowers” shall mean both the Dutch Borrower, the Co-Borrower and any other Persons from time to time that becomes a Borrower hereunder pursuant to Section 9.24.

“Incremental Amount” shall mean an amount not to exceed the sum of (a) the Incremental First Lien Availability Amount plus (b) an additional amount if, in each case on the date of incurrence or effectiveness, as applicable, after giving effect to any such Incremental Term Facility or Incremental Revolving Facility would not cause the First Lien Leverage Ratio on a Pro Forma Basis to exceed 4.50 to 1.00 (assuming that the entire amount of any Incremental Revolving Facility Commitments that are then being incurred or have been previously established have been borrowed and excluding the cash proceeds of any Incremental Term Loans or Incremental Revolving Loans made thereunder). For the avoidance of doubt, the aggregate amount of Initial Term B-2 Loans, Initial 2015 Euro Term Loans, Initial Term B-3 Loans and Initial 2017 Euro Term Loans shall not be included in the calculation of the Incremental Amount.

“Incremental First Lien Availability Amount” shall mean an amount not to exceed the sum of (a) $450,000,000 (excluding the amount of Initial Term B-2 Loans, Initial 2015 Euro Term Loans, Initial Term B-3 Loans and Initial 2017 Euro Term Loans advanced on or prior to the Second Amendment Effective Date) minus (b) the aggregate principal amount of any Incremental Second Lien Term Facility advanced under the Incremental Second Lien Availability Amount pursuant to the terms of the Second Lien Credit Agreement.

“Initial Euro Term Loans” shall mean (a) the Initial 2014 Euro Term Loans, (b) the Initial 2015 Euro Term Loans, (c) the Initial 2017 Euro Term Loans and (d) any Incremental Term Loans in the form of additional Initial Euro Term Loans made by the Incremental Term Lenders to the Borrowers pursuant to Section 2.01(d).

“Initial Term B Loans” shall mean (a) the Initial Term B-1 Loans, (b) the Initial Term B-2 Loans, (c) the Initial Term B-3 Loans, and (d) any Incremental Term Loans in the form of additional Initial Term B Loans made by the Incremental Term Lenders to the Borrowers pursuant to Section 2.01(d).

“Loan Documents” shall mean (i) this Agreement, (ii) the Amendment Agreement, (iii) the Second Amendment, (iv) the Subsidiary Guarantee Agreement, (v) the Security Documents, (vi) each Incremental Assumption Agreement, (vii) each Extension Amendment, (viii) each Refinancing Amendment, (ix) each Amendment No. 2 Joinder, (x) any Intercreditor Agreement, (xi) any Note issued under Section 2.10(e), (xii) the Letters of Credit and (xiii) the Fee Letter.

“Permitted Holders” shall mean the collective reference to BlackRock Financial Management, Inc. (“BlackRock”), GSO Capital Partners LP (“GSO”) and any Affiliate thereof and any funds and accounts managed or sub-advised by BlackRock, GSO or its Affiliates.”

(b)    Section 1.01 of the Credit Agreement, Defined Terms, is hereby modified and amended by adding the following definitions thereto in appropriate alphabetical order:

““Additional Initial 2017 Euro Term Commitment” means, with respect to an Additional Initial 2017 Euro Term Loan Lender, the commitment of such Additional Initial 2017 Euro Term Loan Lender to make an Additional Initial 2017 Euro Term Loan on the Second Amendment Effective Date, in the amount set forth on the signature page of such Additional Initial 2017 Euro Term Loan Lender to the Amendment No. 2 Joinder executed by such Additional Initial 2017 Euro Term Loan Lender. The aggregate amount of the Additional Initial 2017 Euro Term Commitments of all Additional Initial 2017 Euro Term Loan Lenders shall equal the sum of (a) the outstanding aggregate principal amount of Non-Exchanged Initial Euro Term Loans, and (b) the Alternative Currency Equivalent in Euros of the Non-Exchanged Initial Term B Loans Differential.

“Additional Initial 2017 Euro Term Loan” means a Loan that is made pursuant to Section 2.01(f)(ii) of the Credit Agreement on the Second Amendment Effective Date.

“Additional Initial 2017 Euro Term Loan Lender” means a Person with an Additional Initial 2017 Euro Term Commitment to make Additional Initial 2017 Euro Term Loans to the Borrowers on the Second Amendment Effective Date.

“Additional Initial Term B-3 Commitment” means, with respect to an Additional Initial Term B-3 Lender, the commitment of such Additional Initial Term B-3 Lender to make an Additional Initial Term B-3 Loan on the Second Amendment Effective Date, in the amount set forth on the signature page of such Additional Initial Term B-3 Lender to the Amendment No. 2 Joinder executed by such Additional Initial Term B-3 Lender. The aggregate amount of the Additional Initial Term B-3 Commitments of all Additional Initial Term B-3 Lenders shall equal the difference of (a) the outstanding aggregate principal amount of Non-Exchanged Initial Term B Loans, minus (b) the Non-Exchanged Initial Term B Loans Differential.

“Additional Initial Term B-3 Lender” means a Person with an Additional Initial Term B-3 Commitment to make Additional Initial Term B-3 Loans to the Borrowers on the Second Amendment Effective Date.

“Additional Initial Term B-3 Loan” means a Loan that is made pursuant to Section 2.01(f)(i) of the Credit Agreement on the Second Amendment Effective Date.

“Amendment No. 2 Joinder” means the Joinder Agreement dated as of the Second Amendment Effective Date among the Borrowers, the Administrative Agent and each Additional Initial Term B-3 Lender and/or Additional Initial 2017 Euro Term Loan Lender, as applicable.

“Applicable Covenant” shall have the meaning assigned to such term in Section 1.02.

“Bail-In Action” shall mean the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” shall mean, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“EEA Financial Institution” shall mean (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” shall mean any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” shall mean any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“EU Bail-In Legislation Schedule” shall mean the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Euro Exchanged Term Loans” means the outstanding principal amount of each Initial Euro Term Loan originally extended prior to the Second Amendment Effective Date (or portion thereof) as to which the Initial 2017 Euro Term Loan Rollover Lender thereof has consented to exchange into an Initial 2017 Euro Term Loan and the Administrative Agent has allocated into an Initial 2017 Euro Term Loan.

“Initial 2017 Euro Term Loans” shall mean an Additional Initial 2017 Euro Term Loan and the term loans that are deemed made by the Term Lenders pursuant to Section 2.01(e)(ii). The Initial 2017 Euro Term Loans shall have the same terms as the Initial Euro Term Loans as set forth in the Credit Agreement and Loan Documents before giving effect to the Second Amendment, except as modified by the Second Amendment; it being understood that the Initial 2017 Euro Term Loans (and all principal, interest and other amounts in respect thereof) will constitute “Obligations” under the Credit Agreement and the other Loan Documents and shall have the same rights and obligations under the Credit Agreement and Loan Documents as the Initial Euro Term Loans prior to the Second Amendment Effective Date, except as modified by the Second Amendment. The aggregate principal amount of Initial 2017 Euro Term Loans on the Second Amendment Effective Date shall be € 386,142,500.00.

“Initial 2017 Euro Term Loan Rollover Lender” means each Term Lender with an Initial Euro Term Loan extended prior to the Second Amendment Effective Date (or portion thereof) that has consented to exchange the outstanding principal amount of such Initial Euro Term Loan into an Initial 2017 Euro Term Loan, and that has been allocated such Initial 2017 Euro Term Loan by the Administrative Agent.

“Initial Term B-3 Loans” shall mean an Additional Initial Term B-3 Loan and the term loans that are deemed made by the Term Lenders pursuant to Section 2.01(e)(i). The Initial Term B-3 Loans shall have the same terms as the Initial Term B Loans as set forth in the Credit Agreement and Loan Documents before giving effect to the Second Amendment, except as modified by the Second Amendment; it being understood that the Initial Term B-3 Loans (and all principal, interest and other amounts in respect thereof) will constitute “Obligations” under the Credit Agreement and the other Loan Documents and shall have the same rights and obligations under the Credit Agreement and Loan Documents as the Initial Term B Loans prior to the Second Amendment Effective Date, except as modified by the Second Amendment. The aggregate principal amount of Initial Term B-3 Loans on the Second Amendment Effective Date shall be $1,915,096,875.50.

“Initial Term B-3 Rollover Lender” means each Term Lender with an Initial Term B Loan extended prior to the Second Amendment Effective Date (or portion thereof) that has consented to exchange the outstanding principal amount of such Initial Term B Loan into an Initial Term B-3 Loan, and that has been allocated such Initial Term B-3 Loan by the Administrative Agent.

“Non-Exchanged Initial Euro Term Loan” means each Initial Euro Term Loan originally extended prior to the Second Amendment Effective Date (or portion thereof) other than an Euro Exchanged Term Loan.

“Non-Exchanged Initial Term B Loan” means each Initial Term B Loan originally extended prior to the Second Amendment Effective Date (or portion thereof) other than a Term B Exchanged Term Loan.

“Non-Exchanged Initial Term B Loans Differential” means the difference, to the extent positive, of (a) the aggregate outstanding principal amount of Non-Exchanged Initial Term B Loans on the Second Amendment Effective Date, minus (b) the Additional Initial Term B-3 Commitments (prior to the funding of Additional Initial Term B-3 Loans) on the Second Amendment Effective Date.

“Permitted Basket” shall have the meaning assigned to such term in Section 1.02.

“Second Amendment” shall mean that certain Amendment No. 2, dated as of March 3, 2017, among Parent, Holdings, the Dutch Borrower, the Co-Borrower, the Administrative Agent and the Lenders party thereto.

“Second Amendment Effective Date” means March 3, 2017.

“Subject Item” shall have the meaning assigned to such term in Section 1.02.

“Term B Exchanged Term Loans” means the outstanding principal amount of each Initial Term B Loan originally extended prior to the Second Amendment Effective Date (or portion thereof) as to which the Initial Term B-3 Rollover Lender thereof has consented to exchange into an Initial Term B-3 Loan and the Administrative Agent has allocated into an Initial Term B-3 Loan.

“Write-Down and Conversion Powers” shall mean, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.”

(c)    Section 1.01 of the Credit Agreement, Defined Terms, is hereby further modified and amended by deleting the definition of Baazov Family.

(d)    Section 2.01 of the Credit Agreement, Commitments, is hereby modified and amended by inserting a new clause (e) and (f) at the end such section, respectively, as follows:

“(e)    Subject to the terms and conditions set forth herein, (i) each Initial Term B-3 Rollover Term Lender severally agrees to exchange its Term B Exchanged Term Loans for a like principal amount of Initial Term B-3 Loans on the Second Amendment Effective Date and (ii) each Initial 2017 Euro Term Loan Rollover Lender severally agrees to exchange its Euro Exchanged Term Loans for a like principal amount of Initial 2017 Euro Term Loans on the Second Amendment Effective Date. Amounts exchanged under this 2.01(e) and repaid or prepaid may not be reborrowed.

(f)    (i) Subject to the terms and conditions set forth herein, each Additional Initial Term B-3 Lender severally agrees to make to the Borrowers on the Second Amendment Effective Date an Additional Initial Term B-3 Loan in the principal amount equal to its Additional Initial Term B-3 Commitment. The Borrowers hereby instruct the

Administrative Agent to cause the gross proceeds of the Additional Initial Term B-3 Loans to be applied to refinance the Non-Exchanged Initial Term B Loans (other than the Non-Exchanged Initial Term B Loans Differential) with a like amount of such gross proceeds, concurrently with the receipt thereof. The Additional Initial Term B-3 Commitment of each Additional Initial Term B-3 Lender shall be automatically and permanently reduced to $0 upon the funding of Additional Initial Term B-3 Loans to be made by it on the Second Amendment Effective Date.

(ii)    Subject to the terms and conditions set forth herein, each Additional Initial 2017 Euro Term Loan Lender severally agrees to make to the Borrowers on the Second Amendment Effective Date an Additional Initial 2017 Euro Term Loan in the principal amount equal to its Additional Initial 2017 Euro Term Commitment. The Borrowers hereby instruct the Administrative Agent to cause the gross proceeds of the Additional Initial 2017 Euro Term Loans to (x) be applied to refinance the Non-Exchanged Initial Euro Term Loans with a like amount of such gross proceeds, and (y) be converted to Dollars and applied to refinance the Non-Exchanged Initial Term B Loans Differential with a like amount of the Dollar Equivalent of such gross proceeds, in each case concurrently with the receipt thereof. The Additional Initial 2017 Euro Term Commitment of each Additional Initial 2017 Euro Term Loan Lender shall be automatically and permanently reduced to $0 upon the funding of Additional Initial Euro Term Loans to be made by it on the Second Amendment Effective Date.”

(e)    Section 2.08 of the Credit Agreement, Type; Interest Elections, is hereby modified and amended by deleting clause (a) in its entirety and inserting lieu thereof the following:

“(a)    Each Borrowing of Revolving Facility Loans or Term Loans initially shall be of the Type, and under the applicable Class, specified in the applicable Borrowing Request and, in the case of a Eurocurrency Borrowing, shall have an initial Interest Period as specified in such Borrowing Request. Thereafter, the Dutch Borrower may elect to convert such Borrowing to a different Type (to the extent such Borrowing is denominated in Dollars) or to continue such Borrowing and, in the case of a Eurocurrency Borrowing, may elect Interest Periods therefor, all as provided in this Section; provided that except as otherwise provided herein, a Eurocurrency Loan may be continued or converted only on the last day of an Interest Period for such Eurocurrency Loan. The Borrowers may elect different options with respect to different portions of the affected Revolving Facility Borrowing or Term Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing. The Initial Term B-3 Loans shall have the same Interest Periods as in effect for the Initial Term Loans on the Second Amendment Effective Date. The Initial 2017 Euro Term Loans shall have the same Interest Periods as in effect for the Initial Euro Term Loans on the Second Amendment Effective Date.”

(f)    Section 2.11 of the Credit Agreement, Repayment of Term Loans and Revolving Facility Loans, is hereby modified and amended by deleting subsection (i) of clause (a) in its entirety and inserting lieu thereof the following:

“(i)    The Borrowers shall repay to the Administrative Agent, for the ratable account of the applicable Term Lenders (which Term Lenders shall include, for the avoidance of doubt, Term Lenders holding Initial Term B Loans and Initial Euro Term

Loans), in consecutive, quarterly installments on the last Business Day of each March, June, September and December, commencing on March 31, 2017 (each such Business Day, an “Initial Term Loan Installment Date”), an aggregate principal amount equal to 0.25% of the product of the sum of (I) the aggregate principal amount of all Initial Term B Loans and Initial Euro Term Loans on the Closing Date and (II) the aggregate principal amount of the Initial Term B-2 Loans and Initial 2015 Euro Term Loans on the Amendment Effective Date (each such scheduled installment payment, including the final installment payment on the Initial Term B Facility Maturity Date or the Initial Euro Term Facility Maturity Date, as applicable, an “Initial Term Loan Repayment Amount”), with the final installment on the Initial Term B Facility Maturity Date or the Initial Euro Term Facility Maturity Date, as applicable, equal to the remaining Outstanding Amount of the Initial Term Loans. In the event that any Loans are prepaid by the Borrowers pursuant to Section 2.25, then the Initial Term Loan Repayment Amounts (other than the final installment payment on the Initial Term B Facility Maturity Date or the Initial Euro Term Facility Maturity Date, as applicable) that were outstanding prior to and that remain outstanding after such prepayment pursuant to Section 2.25 will not be reduced by such prepayment;”

(g)    Section 2.12 of the Credit Agreement, Prepayment of Loans, is hereby modified and amended by deleting clause (a) in its entirety and inserting lieu thereof the following:

“(a)    The Borrowers shall have the right at any time and from time to time to prepay any Loan in whole or in part (subject to the requirements of this Section and Section 2.17) in an aggregate principal amount that is an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum or, if less, the amount outstanding, upon prior notice to the Administrative Agent by telephone (confirmed by hand delivery, facsimile or other electronic transmission (including “.pdf” or “.tif”)) (x) in the case of an ABR Loan, not later than 10:00 a.m., New York City time, on the Business Day of prepayment, (y) in the case of Eurocurrency Loans denominated in Dollars or Euro, not later than 2:00 p.m., New York City time, three (3) Business Days prior to the date of prepayment and (z) in the case of a Eurocurrency Revolving Loan denominated in an Alternate Currency (other than Euro), not less than four (4) Business Days prior to the date of prepayment, which notice shall be irrevocable except to the extent conditioned on a refinancing of all or any portion of the Facilities. Each such notice shall be signed by a Responsible Officer of the Dutch Borrower and shall specify the date and amount of such prepayment and the Class(es) and the Type(s) of Loans to be prepaid and, if Eurocurrency Loans are to be prepaid, the Interest Period(s) of such Loans. The Administrative Agent will promptly notify each applicable Lender of its receipt of each such notice, and of the amount of such Lender’s pro rata share of such prepayment. Each optional prepayment of any Loan pursuant to this Section 2.12(a) shall be made without premium or penalty except that if any Repricing Event occurs prior to the date occurring six months after the Second Amendment Effective Date, the Borrowers jointly and severally agree to pay to the Administrative Agent, for the ratable account of each Term Lender with Initial Term Loans that are subject to such Repricing Event (including any Term Lender which is replaced pursuant to Section 2.20 as a result of its refusal to consent to an amendment giving rise to such Repricing Event), a prepayment premium in an amount equal to 1.00% of the aggregate principal amount of the Initial Term Loans subject to such Repricing Event.”

(h)    Section 2.12 of the Credit Agreement, Prepayment of Loans, is hereby further modified and amended by deleting clause (c) in its entirety and inserting lieu thereof the following:

“(c)    Not later than five (5) Business Days after the date on which the annual financial statements are delivered under Section 5.04(a) with respect to the Excess Cash Flow Period ending on December 31, 2018, and each Excess Cash Flow Period ended thereafter, the Borrowers shall calculate Excess Cash Flow for such Excess Cash Flow Period and shall apply an amount equal to (i) the Required Percentage of such Excess Cash Flow, minus (ii) the sum of (A) the amount of any voluntary prepayments of principal of Term Loans and the Second Lien Obligations made with the proceeds of internally generated cash during such Excess Cash Flow Period (in each case, excluding prepayments made with the proceeds of any Indebtedness (other than the Indebtedness consisting of the Initial Term B-2 Loans and the Initial 2015 Euro Term Loans), issuances of Equity Interests, Net Proceeds, the Cumulative Credit (in the case of the Cumulative Retained Excess Cash Flow Amount, only to the extent attributable to a time prior to such Excess Cash Flow Period) or Excluded Contributions) and Transaction Costs incurred in connection with the Transactions, and (B) the amount of any permanent voluntary reductions during such Excess Cash Flow Period of Revolving Facility Commitments to the extent that an equal amount of Revolving Facility Loans was simultaneously repaid, to prepay Term Loans in accordance with clauses (c) and (d) of Section 2.11. Not later than the date on which the payment is required to be made pursuant to the foregoing sentence for each applicable Excess Cash Flow Period, the Borrowers will deliver to the Administrative Agent a certificate signed by a Financial Officer of the Dutch Borrower setting forth the amount, if any, of Excess Cash Flow for such fiscal year and the calculation thereof in reasonable detail.”

(i)    [Reserved].

(j)    Section 2.22 of the Credit Agreement, Incremental Commitments, is hereby modified and amended by deleting subsection (v) of clause (b) of such section in its entirety and inserting in lieu thereof the following:

“(v)    in the event that the All-in-Yield for such Incremental Term Loan Commitments is greater than the All-in-Yield for the existing Initial Term B Loans by more than 50 basis points, then the Applicable Margin for the existing Initial Term Loans, shall be increased to the extent necessary so that the All-in-Yield for such Incremental Term Loan Commitments is no more than 50 basis points higher than the All-in-Yield for the existing Initial Term B Loans,”

(k)    Section 3.13 of the Credit Agreement, Use of Proceeds, is hereby modified and amended by deleting clause (a) in its entirety and inserting in lieu thereof the following:

“(a)    The Borrowers will use the proceeds of the Revolving Facility Loans, and may request the issuance of Letters of Credit, solely for general corporate purposes (including, without limitation, for Permitted Business Acquisitions) and, in the case of Revolving Facility Loans made on the Closing Date, if any, for the purposes set forth in clause (b) below, subject to the limitation in Section 2.01(c), or as needed to replace, backstop or cash collateralize letters of credit existing on the Closing Date, if any, (b) the Borrowers will use the proceeds of all Initial Term B-3 Loans and all Initial 2017 Euro Term Loans in each case made or deemed to be made on the Second Amendment

Effective Date to refinance the outstanding Initial Term Loans, and (c) the Borrowers will use the proceeds of Incremental Term Loans and/or borrowings under Incremental Revolving Facility Commitments using the Incremental Amount for general corporate purposes (including, without limitation, for Permitted Business Acquisitions).”

(l)    Article V of the Credit Agreement, AFFIRMATIVE COVENANTS, is hereby modified and amended by inserting the following Section 5.14:

“SECTION 5.14    Contingent Payment.

With respect to the Excess Cash Flow Period ending on December 31, 2016, the Borrowers shall calculate Excess Cash Flow for such Excess Cash Flow Period and shall apply an amount equal to the Required Percentage of such Excess Cash Flow, to pay the Contingent Payment. Not later than May 15, 2017, the Borrowers will deliver to the Administrative Agent a certificate signed by a Financial Officer of the Dutch Borrower setting forth the amount of Excess Cash Flow for such fiscal year and the calculation thereof in reasonable detail and certification that such amount has been applied to pay the Contingent Payment.”

(m)    Section 9.24 of the Credit Agreement, Co-Borrower, is hereby modified and amended by inserting the following at the end of such section:

“From time to time, Holdings may cause one or more additional direct or indirect, wholly-owned Subsidiaries to become a Borrower hereunder by delivering, or causing to be delivered, to the Administrative Agent in respect of each applicable Subsidiary, the following: (a) a joinder agreement in form and substance reasonably satisfactory to the Administrative Agent, executed and delivered by such Subsidiary (the date of each such joinder agreement being referred to herein as a “Joinder Date”, which date shall be at least five days after Holdings provides notice to the Administrative Agent of its intention to cause such Subsidiary to become a Borrower hereunder), (b) replacement Notes dated as of the applicable Joinder Date payable to each Lender for which an existing Note is outstanding on such Joinder Date, (c) a written confirmation by the Loan Parties that their guarantee obligations shall apply to the obligations of such Subsidiary under the Loan Documents from and after the Joinder Date, (d) all documentation and information as is reasonably requested by the Lenders, prior to the Joinder Date, as required under “know your customer” rules and regulations and and (e) such other approvals or documents as the Administrative Agent may reasonably request; provided that no Subsidiary may become a Borrower hereunder pursuant to this Section 9.24 if a Default or Event of Default shall have occurred and be continuing on the applicable Joinder Date, or shall result from the joinder of such Subsidiary as a Borrower on such Joinder Date.”

(n)    Article IX of the Credit Agreement, MISCELLANEOUS, is hereby modified and amended by inserting the following Section 9.28:

“SECTION 9.28    Acknowledgement and Consent to Bail-In of EEA Financial Institutions.

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)    the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)    the effects of any Bail-In Action on any such liability, including, if applicable:

(i)    a reduction in full or in part or cancellation of any such liability;

(ii)    a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)    the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.”

SECTION 2.    Representations and Warranties: Each of Parent, Holdings, Dutch Borrower and Co-Borrower represents and warrants to the Administrative Agent and the Lenders as of the Amendment Effective Date (as defined below) that:

(a)    All representations and warranties of Parent, Holdings, Dutch Borrower, Co-Borrower and each other Loan Party contained in Article III of the Credit Agreement or any other Loan Document are true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by materiality) on and as of the Amendment Effective Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by materiality) as of such earlier date; provided that (i) any reference to the “Amendment Effective Date” contained in Article III of the Credit Agreement (other than in Section 3.15 and Section 3.20 of the Credit Agreement) shall be deemed to be references to the “Second Amendment Effective Date” for purposes of this Section 2(a) and (ii) the representations and warranties contained in Section 3.06(b) and 3.06(c) of the Credit Agreement shall be deemed to refer to the most recent financial statements furnished prior to the Second Amendment Effective Date pursuant to Section 5.04(a) and Section 5.04(b) of the Credit Agreement; and

(b)    No Default or Event of Default exists or has occurred and is continuing on and as of the Amendment Effective Date.

SECTION 3.    Conditions of Effectiveness. This Amendment shall become effective on the date (the “Amendment Effective Date”) when each of the following conditions shall have been satisfied (or waived in accordance with Section 9.08 of the Credit Agreement):

(a)    Execution of Counterparts. The Administrative Agent (or its counsel) shall have received from the Borrowers, each other Loan Party and the Required Lenders either (i) a counterpart of this Amendment signed on behalf of such party or (ii) written evidence satisfactory to the Administrative Agent (which may include facsimile or other electronic transmission (including “.pdf” or “.tif”) of a signed signature page of this Amendment) that such party has signed a counterpart of this Amendment.

(b)    Opinions. The Administrative Agent shall have received, on behalf of itself, the Collateral Agent and the Lenders, a written opinion of (i) Greenberg Traurig LLP, as special New York and Delaware counsel for the Loan Parties, and (ii) unless waived, or deemed to be a post-closing obligation by the Administrative Agent, each local counsel specified on Schedule 1 hereto, in each case (A) dated the Amendment Effective Date, (B) addressed to the Administrative Agent, the Collateral Agent and the Lenders and (C) in form and substance reasonably satisfactory to the Administrative Agent.

(c)    Secretary’s Certificate. The Administrative Agent shall have received a certificate of the Secretary or Assistant Secretary or Director or similar officer of each Loan Party (other than each Dutch Loan Party and each IOM Loan Party) dated the Amendment Effective Date and certifying:

(i)    a copy of the memorandum, certificate or articles of incorporation or association, certificate of limited partnership, certificate of formation or other equivalent constituent and governing documents, including all amendments thereto, of such Loan Party, (1) certified (to the extent available in any non-U.S. jurisdiction) as of a recent date by the Secretary of State (or other similar official or Governmental Authority in the case of any Loan Party organized outside the United States of America) of the jurisdiction of its organization, or (2) otherwise certified by the Secretary or Assistant Secretary or Director or similar officer of such Loan Party or other person duly authorized by the constituent documents of such Loan Party,

(ii)    a certificate as to the good standing (to the extent such concept or a similar concept exists under the laws of such jurisdiction) of such Loan Party as of a recent date from such Secretary of State (or other similar official or Governmental Authority in the case of any Loan Party organized outside the United States of America),

(iii)    that attached thereto is a true and complete copy of the by-laws (or partnership agreement, limited liability company agreement or other equivalent constituent and governing documents) (to the extent such concept or a similar concept exists under the laws of such Loan Party’s jurisdiction of organization) of such Loan Party as in effect on the Amendment Effective Date and at all times since a date prior to the date of the resolutions described in clause (iv) below,

(iv)    that attached thereto is a true and complete copy of resolutions duly adopted by the Board of Directors (or equivalent governing body) of such Loan Party (or its managing general partner or managing member), and, if applicable, by the shareholders’ meeting of such Loan Party, authorizing the execution, delivery and performance of the Loan Documents dated as of the Amendment Effective Date to which such person is a party and, in the case of the Borrowers, the borrowings hereunder, and that such resolutions have not been modified, rescinded or amended and are in full force and effect on the Amendment Effective Date,

(v)    as to the incumbency and specimen signature of each officer or authorized signatory executing any Loan Document or any other document delivered in connection herewith on behalf of such Loan Party, and

(vi)    as to the absence of any pending proceeding for the dissolution or liquidation of such Loan Party or, to the knowledge of such person, threatening the existence of such Loan Party.

(d)    Manager’s Certificate. The Administrative Agent shall have received, in respect of Holdings and the Dutch Borrower, a manager’s certificate dated as of the Amendment Effective Date and signed by a Responsible Officer of such Dutch Loan Party, certifying the following items: (i) a copy of the deed of incorporation of such Dutch Loan Party, (ii) an up-to-date copy of the articles of association of such Dutch Loan Party, (iii) an electronic copy of an excerpt of the Netherlands Trade and Companies Register dated on the Amendment Effective Date, (iv) an electronic copy of a true, complete and up-to-date board resolutions approving the entry by such Dutch Loan Party into, among others, this Amendment dated as of the Amendment Effective Date, (v) to the extent applicable, an electronic copy of a true, complete and up-to-date shareholders’ resolution approving the resolutions referred to under (iv), (vi) to the extent applicable, an electronic copy of a true, complete and up-to-date members’ resolution approving the resolution referred to under (iv) and (vii) a true and complete specimen of signatures for each of the directors or authorized signatories having executed for and on behalf of the Dutch Borrower respectively the relevant Loan Documents.

(e)    Registered Agent’s Certificate. The Administrative Agent shall have received, in respect of each IOM Loan Party, (i) a registered agent’s certificate dated the Amendment Effective Date and signed by an authorised signatory of the relevant registered agent, certifying (and attaching documents where relevant) the following matters: that the relevant IOM Loan Party is a company incorporated and existing under the Isle of Man Companies Act 2006 and the laws of the Isle of Man with the company registration number specified therein; that attached to the certificate is a correct and complete copy of the constitutional documents of the relevant IOM Loan Party, which constitutional documents are in full force and effect as at the date of the certificate; that attached to the certificate is a correct and complete copy of the register of directors of the relevant IOM Loan Party and which includes each date of appointment; that in the case of any corporate director, that director holds a license granted under the Isle of Man Financial Services Act 2008 which does not exclude acting as a corporate director or is a subsidiary of such a company; in the case of any corporate director, the identities of the persons authorised to sign on behalf of such corporate director, acting singly or jointly; that attached to the certificate is a correct and complete copy of the register of members of the relevant IOM Loan Party with the name and address of each and the number and type of shares held; the address of the registered office of the relevant IOM Loan Party; that attached to the certificate is a correct and complete copy of each of the resolutions of the directors and the resolutions of the members passed at duly convened, constituted and conducted meetings of the relevant bodies or as written resolutions by all of the directors, or as the case may be, members in accordance with the relevant IOM Loan Party’s memorandum and articles of association and confirmation that the resolutions remain in full force and effect as at the date of the certificate; that the registered agent is not aware of any proceedings that are pending or threatened against the relevant IOM Loan Party or of any action having been taken to wind up the relevant entity or to appoint a receiver or manager; that the registered agent holds a license granted under the Isle of Man Financial Services Act 2008 which permits it to undertake the regulated activity of acting as a registered agent; that all persons providing corporate services (within the meaning of the Isle of Man Financial Services Act 2008) to the relevant IOM Loan Party are authorised by law to do so and hold all necessary Isle of Man regulatory consents, authorisations and licenses or are exempt from the requirement to do so; and that the registered agent will notify the Administrative Agent in the event that it shall cease to act as registered agent for the relevant IOM Loan Party during the existence of any facilities, arrangements or security which have been entered into pursuant to this Amendment and the Credit Agreement; and (ii) the results of a litigation search in respect of each IOM Loan Party undertaken at the Rolls Office of the High Court of Justice in the Isle of Man and the Isle of Man General Registry dated the Amendment Effective Date.

(f)    Refinancing Amendment. The aggregate principal amount of (i) (x) the Term B Exchanged Term Loans plus the Additional Initial Term B-3 Commitments and (y) the Euro Exchanged Term Loans plus the Additional Initial 2017 Euro Term Commitments, shall equal (ii) (x) the aggregate principal amount of the outstanding Initial Term B Loans immediately prior to the Amendment Effective Date, plus (y) the aggregate principal amount of the outstanding Initial Euro Term Loans immediately prior to the Amendment Effective Date.

(g)    Joinder. The Administrative Agent shall have received the executed counterparts of the Joinder executed by the Borrowers and each Additional Initial Term B-3 Lender or Additional Initial 2017 Euro Term Loan Lender, as applicable.

(h)    USA PATRIOT Act. The Administrative Agent, on behalf of any Additional Initial Term B-3 Lender or Additional Initial 2017 Euro Term Loan Lender that was not a Lender prior to the Amendment Effective Date, shall have received all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation, the USA PATRIOT Act.

(i)    Lien Searches. The Administrative Agent shall have received the results of a search of the PPSA, Uniform Commercial Code (or equivalent), and tax and judgment filings made with respect to the Loan Parties in any applicable jurisdictions in the United States and copies of the financing statements (or similar documents) disclosed by such search and evidence reasonably satisfactory to the Administrative Agent that the Liens indicated by such financing statements (or similar documents) are Permitted Liens or have been, or will be simultaneously or substantially concurrently with the Amendment Effective Date, released (or arrangements reasonably satisfactory to the Administrative Agent for such release shall have been made).

(j)    Borrowing Request. The Administrative Agent shall have received a Borrowing Request as required by Section 2.03 of the Credit Agreement.

(k)    Expenses. The Administrative Agent and the Arrangers shall have received all reasonable and documented costs, fees and out-of-pocket expenses (including reasonable legal fees and expenses of Cahill Gordon & Reindel LLP and the fees and expenses of applicable local counsel) incurred in connection with this Amendment on or prior to the Amendment Effective Date.

(l)    Consent Fee. The Administrative Agent shall have received from the Borrowers a consent fee for the account of each Lender under the Credit Agreement (other than a Defaulting Lender) that has unconditionally and irrevocably returned a signature page to this Amendment to the Administrative Agent at or prior to 5:00 p.m., New York City time on February 27, 2017 (the “Consent Deadline”) equal to 0.15% of the principal amount of outstanding Term Loans held by such Lender as of the Consent Deadline with respect to which such consent was delivered pursuant to this Amendment. Such consent fee shall be payable (i) in Dollars with respect to consents delivered in respect of Initial Term B Loans and (ii) in Euros with respect to consents delivered in respect of Initial Euro Term Loans; provided that, such fee shall be issued in the form of original issue discount on the Additional Initial Term B-3 Loans and the Additional Initial 2017 Euro Term Loans made by such Lenders on the Second Amendment Effective Date.

SECTION 4.    Refinancing Amendment. Subject to the satisfaction of all conditions precedent to the effectiveness of this Amendment and the conditions set forth in Section 4.01 of the Credit Agreement, this Amendment shall be deemed to be a Refinancing Amendment. The Administrative Agent hereby agrees that the notice requirement contained in Section 2.23(a) of the Credit Agreement shall be deemed satisfied notwithstanding the 5 Business Day requirement of such notice.

SECTION 5.    Certain Consequences of Effectiveness. Except as expressly set forth herein, this Amendment shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any provision of any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect. As of the Amendment Effective Date, each reference in the Credit Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, and each reference in the other Loan Documents to the Credit Agreement (including, without limitation, by means of words like “thereunder,” “thereof” and words of like import), shall mean and be a reference to the Credit Agreement as amended hereby, and this Amendment and the Credit Agreement shall be read together and construed as a single instrument. This Amendment shall constitute a Loan Document. Without limiting the foregoing, (i) each Loan Party hereby confirms in favor of the Secured Parties that on and as of the Amendment Effective Date its liabilities and obligations under the Credit Agreement (as amended hereby) form part of (but do not limit) the “Indebtedness”, “Secured Obligations” and “Secured Liabilities” (as the case may be) as defined in the Security Documents to which that Loan Party is a party (or any equivalent definition thereof), (ii) the Security Documents and all of the Collateral do and shall continue to secure the payment of all Obligations (including the Initial Term B-3 Loans and Initial 2017 Euro Term Loans) on the terms and conditions set forth in the Security Documents and (iii) each Guarantor hereby confirms and ratifies its obligations as Guarantor under the Credit Agreement (as amended hereby) or the Subsidiary Guarantee Agreement, as applicable, with respect to all of the Obligations thereunder and as defined in the Credit Agreement (as amended hereby) and all other Loan Documents, all on the terms set forth in such Credit Agreement or Subsidiary Guarantee Agreement, as applicable. This Amendment shall not constitute a novation of the Credit Agreement or any other Loan Document.

SECTION 6.    Severability. In the event any one or more of the provisions contained in this Amendment should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 7.    Applicable Law. THIS AMENDMENT AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

SECTION 8.    WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS

AMENDMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AMENDMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.

SECTION 9.    Jurisdiction. (a) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the jurisdiction of any New York State court or federal court of the United States of America sitting, in each case state or federal, in New York City in the borough of Manhattan, and any appellate court from any thereof (collectively, “New York Courts”), in any action or proceeding arising out of or relating to this Amendment, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Amendment shall affect any right that any party may otherwise have to bring any action or proceeding relating to this Amendment in the courts of any jurisdiction, except that each of the Loan Parties agrees that (a) it will not bring any such action or proceeding in any court other than New York Courts (it being acknowledged and agreed by the Loan Parties that any other forum would be inconvenient and inappropriate in view of the fact that more of the Lenders who would be affected by any such action or proceeding have contacts with the State of New York than any other jurisdiction), and (b) in any such action or proceeding brought against any Loan Party in any other court, it will not assert any cross-claim, counterclaim or set-off, or seek any other affirmative relief, except to the extent that the failure to assert the same will preclude such Loan Party from asserting or seeking the same in the New York Courts.

(b)    Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Amendment or the other Loan Documents in any New York Court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c)    By the execution and delivery of this Amendment each Loan Party agrees that service of process upon such Loan Party and written notice of said service to any Loan Party in accordance with the manner provided for notices in Section 9.01 of the Credit Agreement shall be deemed in every respect effective service of process upon such Loan Party, in any such suit or proceeding. To the extent that any Loan Party has or hereafter may acquire any immunity from jurisdiction of any court of (i) any jurisdiction in which it owns or leases property or assets, or (ii) the United States or the State of New York or any political subdivision thereof or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property and assets or this Amendment or any of the other Loan Documents or actions to enforce judgments in respect of any thereof, such Loan Party hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. Nothing in this Amendment or any other Loan Document will affect the right of any party to this Amendment to serve process in any other manner permitted by law.

(d)    Each of the Parent, Holdings and each Borrower hereby irrevocably and unconditionally appoints Corporation Service Company, with an office on the date hereof at 1180 Avenue of the Americas, Suite 210, New York, NY 10036-8401 and its successors hereunder (the “Process Agent”), as its agent to receive on behalf of the Parent, Holdings and such Borrower and their respective property all writs, claims, process and summonses in any action or proceeding brought against it in the State of New York. Such service may be made by mailing or delivering a copy of such process to the Parent, Holdings or the respective Borrower (as applicable) in care of the Process Agent at the address specified above for the Process Agent, and each of the Parent, Holdings and each Borrower irrevocably authorizes and directs the Process Agent to accept such service on its behalf. Failure by the Process Agent to give notice to the Parent, Holdings or either or both Borrowers or failure of the Parent, Holdings or either or both Borrowers to receive notice of such service of process shall not impair or affect the validity of such service on the Process Agent or the Parent, Holdings or either Borrower, or of any judgment based thereon. The Parent, Holdings and each Borrower each covenant and agree that it shall take any and all reasonable action, including the execution and filing of any and all documents, that may be necessary to continue the delegation of the Process Agent above in full force and effect, and to cause the Process Agent to act as such. Nothing herein shall in any way be deemed to limit the ability to serve any such writs, process or summonses in any other manner permitted by applicable law.

SECTION 10.    Counterparts. This Amendment may be executed in two or more counterparts, each of which shall constitute an original but all of which, when taken together, shall constitute but one contract. Delivery of an executed counterpart to this Amendment by facsimile transmission (or other electronic transmission) shall be as effective as delivery of a manually signed original.

SECTION 11.    U.K. Reaffirmation. On the Amendment Effective Date, Halfords Media (IOM) Limited, in its capacity as Chargor under the U.K. Security Document (as defined below), confirms that:

(a)    any Security (as defined in the First Lien Security Agreement (Charge over Registered Shares), dated 12 December 2014, between Halfords Media (IOM) Limited, as charger, and Deutsche Bank AG New York Branch, as collateral agent (the “U.K. Security Document”)) created by it under the U.K. Security Document extends to the obligations of the Loan Parties under the Loan Documents (including the Credit Agreement, as amended hereby) subject to any limitations set out in the U.K. Security Document;

(b)    the obligations of the Loan Parties arising under the Credit Agreement (as amended hereby) are included in the Secured Liabilities (as defined in the U.K. Security Document) subject to any limitations set out in the U.K. Security Document; and

(c)    the Security Interests (as defined in the U.K. Security Document) created under the U.K. Security Document continue in full force and effect on the terms of U.K. Security Documents.

SECTION 12.    Isle of Man Reaffirmation. On the Amendment Effective Date, each IOM Loan Party confirms that:

(a)    any Collateral created by it under the IOM Security Documents extends to the obligations of the Loan Parties under the Loan Documents (including the Credit Agreement, as amended hereby) subject to any limitations set out in the IOM Security Documents;

(b)    the obligations of the Loan Parties arising under the Credit Agreement (as amended hereby) are included in the Secured Liabilities (as defined in each IOM Security Document) subject to any limitations set out in the IOM Security Documents; and

(c)    the Collateral created under the IOM Security Documents continues in full force and effect on the terms of the IOM Security Documents.

SECTION 13.    Tax Fungibility. For U.S. Federal and applicable state and local income tax purposes, the parties shall treat (a) all of the Initial Term B-3 Loans (whether issued for cash or in exchange for Initial Term B Loans) as one fungible tranche and (b) all of the Initial 2017 Euro Term Loans (whether issued for cash or in exchange for Initial Euro Term Loans) as one fungible tranche.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

AMAYA INC.,
as Parent

By:	/s/ Daniel Sebag
Name: Daniel Sebag
Title: Chief Financial Officer

[Signature Page to Amaya Amendment No. 2 (1st Lien)]

AMAYA HOLDINGS COÖPERATIEVE U.A., as Holdings

By:	/s/ Daniel Sebag	By:	/s/ Dennis Kramer
Name: Title: Date:	Daniel Sebag Managing Director A March 3, 2017	Name: Title: Date:	Panma B.V., represented by Dennis Kramer Managing Director B March 3, 2017

[Signature Page to Amaya Amendment No. 2 (1st Lien)]

AMAYA HOLDINGS B.V., as Dutch Borrower

By: Amaya Holdings Coöperatieve U.A.

By:	/s/ Daniel Sebag	By:	/s/ Dennis Kramer
Name:	Daniel Sebag	Name:	Panma B.V., represented by Dennis Kramer
Title:	Managing Director A	Title:	Managing Director B
Date:	March 3, 2017	Date:	March 3, 2017

[Signature Page to Amaya Amendment No. 2 (1st Lien)]

AMAYA (US) CO-BORROWER, LLC,
as Co-Borrower

By:	/s/ Daniel Sebag
Name: Daniel Sebag
Title: Vice President and Treasurer

[Signature Page to Amaya Amendment No. 2 (1st Lien)]

HALFORDS MEDIA (IOM) LIMITED, as a Guarantor and as Chargor under the U.K. Security Document

By:	/s/ Rafael Ashkenazi
Name: Rafael Ashkenazi
Title: Director

NARIS LIMITED, as a Guarantor

By:	/s/ Rafael Ashkenazi
Name: Rafael Ashkenazi
Title: Director

AMAYA GROUP HOLDINGS (IOM) LIMITED, as a Guarantor

By:	/s/ Rafael Ashkenazi
Name: Rafael Ashkenazi
Title: Director

RATIONAL ENTERTAINMENT ENTERPRISES LIMITED, as a Guarantor

By:	/s/ Rafael Ashkenazi
Name: Rafael Ashkenazi
Title: Director

RATIONAL FT ENTERPRISES LIMITED, as a Guarantor

By:	/s/ Rafael Ashkenazi
Name: Rafael Ashkenazi
Title: Director

[Signature Page to Amaya Amendment No. 2 (1st Lien)]

RATIONAL FT LICENSED FUNDS LIMITED, as a Guarantor

By:	/s/ Rafael Ashkenazi
Name: Rafael Ashkenazi
Title: Director

RATIONAL FT SERVICES LIMITED, as a Guarantor

By:	/s/ Rafael Ashkenazi
Name: Rafael Ashkenazi
Title: Director

AMAYA GROUP LIMITED, as a Guarantor

By:	/s/ Rafael Ashkenazi
Name: Rafael Ashkenazi
Title: Director

AMAYA PS HOLDINGS LIMITED, as a Guarantor

By:	/s/ Rafael Ashkenazi
Name: Rafael Ashkenazi
Title: Director

AMAYA SERVICES LIMITED, as a Guarantor

By:	/s/ Rafael Ashkenazi
Name: Rafael Ashkenazi
Title: Director

[Signature Page to Amaya Amendment No. 2 (1st Lien)]

WORLDWIDE INDEPENDENT TRUST LIMITED, as a Guarantor

By:	/s/ Rafael Ashkenazi
Name: Rafael Ashkenazi
Title: Director

HALFORDS MEDIA (UK) LIMITED, as a Guarantor

By:	/s/ Rafael Ashkenazi
Name: Rafael Ashkenazi
Title: Director

MAINSAIL HOLDINGS LIMITED, as a Guarantor

By:	/s/ Rafael Ashkenazi
Name: Rafael Ashkenazi
Title: Director

[Signature Page to Amaya Amendment No. 2 (1st Lien)]

DEUTSCHE BANK AG NEW YORK BRANCH, as Administrative Agent and Collateral Agent

By:	/s/ Mary Kay Coyle
Name: Mary Kay Coyle
Title: Managing Director

By:	/s/ Marcus Tarkington
Name: Marcus Tarkington
Title: Director

[Signature Page to Amaya Amendment No. 2 (1st Lien)]

DEUTSCHE BANK AG NEW YORK BRANCH, as Initial 2017 Euro Term Loan Lender

By:	/s/ Mary Kay Coyle
Name: Mary Kay Coyle
Title: Managing Director

By:	/s/ Marcus Tarkington
Name: Marcus Tarkington
Title: Director

[Signature Page to Amaya Amendment No. 2 (1st Lien)]

DEUTSCHE BANK AG NEW YORK BRANCH, as Initial Term B-3 Loan Lender

By:	/s/ Mary Kay Coyle
Name: Mary Kay Coyle
Title: Managing Director

By:	/s/ Marcus Tarkington
Name: Marcus Tarkington
Title: Director

[Signature Page to Amaya Amendment No. 2 (1st Lien)]

Schedule 1

Local Counsel

1.	Cains Advocates Limited, an incorporated legal practice in the Isle of Man with registered number 009770V.

2.	Greenberg Traurig, LLP, special Dutch counsel.

3.	Osler, Hoskin & Harcourt LLP, special Canadian counsel.

4. Allen	& Overy LLP, special counsel in England and Wales.

Exhibit A

CONSENT TO CASHLESS ROLL

CONSENT TO CASHLESS ROLL (this “Consent”) in connection with Amendment No. 2 (the “Amendment”) to that certain First Lien Credit Agreement, dated as of August 1, 2014 (the “Credit Agreement”), by and among AMAYA INC. (formerly known as Amaya Gaming Group Inc.), as Parent (“Parent”), AMAYA HOLDINGS COÖPERATIVE U.A., as Holdings (“Holdings”), AMAYA HOLDINGS B.V., as Dutch Borrower (“Dutch Borrower”), AMAYA (US) CO-BORROWER, LLC, as Co-Borrower (“Co-Borrower”, and together with the Dutch Borrower, the “Borrowers”), the Lenders from time to time party thereto, and DEUTSCHE BANK AG NEW YORK BRANCH, as administrative agent and collateral agent (in such capacity, together with its successors, the “Administrative Agent”). Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Amendment.

Existing Term Lenders / Cashless Settlement

The undersigned Term Lender hereby irrevocably and unconditionally consents to convert:

[(a)]    100% of the outstanding principal amount of the Term B-1 Loan and the Term B-2 Loan held by such Lender (or such lesser amount allocated to such Lender by the Administrative Agent) into an Initial Term B-3 Loan in a like principal amount via a cashless roll[, and]

[(b)    100% of the outstanding principal amount of the Initial 2014 Euro Term Loan and the Initial 2015 Euro Term Loan held by such Lender (or such lesser amount allocated to such Lender by the Administrative Agent) into an Initial 2017 Euro Term Loan in a like principal amount via a cashless roll].

IN WITNESS WHEREOF, the undersigned has caused this Consent to be executed and delivered by a duly authorized officer.

Date: , 2017

,
as a Lender (type name of the legal entity)

By:
Name:
Title:

If a second signature is necessary:

By:
Name:
Title:

Exhibit B

JOINDER AGREEMENT

JOINDER AGREEMENT, dated as of [            ], 2017 (this “Agreement”), by and among [DEUTSCHE BANK AG NEW YORK BRANCH] (the “Additional Lender”), AMAYA HOLDINGS B.V., as Dutch Borrower (“Dutch Borrower”), AMAYA (US) CO-BORROWER, LLC, as Co-Borrower (“Co-Borrower”, and together with the Dutch Borrower, the “Borrowers”) and DEUTSCHE BANK AG NEW YORK BRANCH (the “Administrative Agent”).

RECITALS:

WHEREAS, reference is hereby made to the First Lien Loan Credit Agreement, dated as of August 1, 2014 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the “Credit Agreement”), by and among AMAYA INC. (formerly known as Amaya Gaming Group Inc.), as Parent (“Parent”), AMAYA HOLDINGS COÖPERATIVE U.A., as Holdings (“Holdings”), AMAYA HOLDINGS B.V., as Dutch Borrower (“Dutch Borrower”), AMAYA (US) CO-BORROWER, LLC, as Co-Borrower (“Co-Borrower”, and together with the Dutch Borrower, the “Borrowers”), the Lenders from time to time party thereto, and DEUTSCHE BANK AG NEW YORK BRANCH, as administrative agent and collateral agent (in such capacity, together with its successors, the “Administrative Agent”) (capitalized terms used but not defined herein having the meaning provided in the Credit Agreement (as amended by Amendment No. 2));

WHEREAS, subject to the terms and conditions of the Credit Agreement, the Borrowers may establish an Additional Initial Term B-3 Commitment and an Additional Initial 2017 Euro Term Commitment with existing Term Lenders, Additional Initial 2017 Euro Term Loan Lenders and/or Additional Initial Term B-3 Lenders; and

WHEREAS, subject to the terms and conditions of the Credit Agreement, Additional Initial 2017 Euro Term Loan Lenders and Additional Initial Term B-3 Lenders shall become Lenders pursuant to one or more Joinder Agreements;

NOW, THEREFORE, in consideration of the premises and agreements, provisions and covenants herein contained, the parties hereto agree as follows:

The Additional Lender hereby agrees to provide the [Additional Initial Term B-3 Commitment] [and] [the Additional Initial 2017 Euro Term Commitment] set forth on its signature page hereto pursuant to and in accordance with Section 2.01(f) of the Credit Agreement. The [Additional Initial Term B-3 Commitment] [and] [the Additional Initial 2017 Euro Term Commitment] provided pursuant to this Agreement shall be subject to all of the terms in the Credit Agreement and to the conditions set forth in the Credit Agreement, and shall be entitled to all the benefits afforded by the Credit Agreement and the other Loan Documents, and shall, without limiting the foregoing, benefit equally and ratably from the security interests created by the Security Documents.

The Additional Lender, the Borrowers and the Administrative Agent acknowledge and agree that the [Additional Initial Term B-3 Commitment] [and] [the Additional Initial 2017 Euro Term Commitment] provided pursuant to this Agreement shall constitute an [Initial Euro Term Loan] [and] [an Initial Term B Loan] for all purposes of the Credit Agreement and the other applicable Loan Documents. The Additional Lender hereby agrees to make an [Additional Initial Term B-3 Loan] [and] [an Additional Initial 2017 Euro Term Loan] to the Borrowers in an amount equal to its [respective] [Additional Initial Term B-3 Commitment] [and] [its Additional Initial 2017 Euro Term Commitment] on the Second Amendment Effective Date in accordance with Section 2.01(f) of the Credit Agreement.

The Additional Lender (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it is not a, Ineligible Institution, (iii) assuming it was being assigned its [respective] [Additional Initial Term B-3 Commitment] [and] [its Additional Initial 2017 Euro Term Commitment] as an assignee, it would meet all the requirements to be an assignee under Section 9.04 of the Credit Agreement (subject to such consents, if any, as may be required under Section 9.04(b) of the Credit Agreement as evidenced by the signatures of the Administrative Agent and the Borrowers below), (b) confirms that it has received a copy of the Credit Agreement and the other Loan Documents, together with copies of the financial statements referred to therein including the most recent financial statements delivered pursuant to Section 5.04 of the Credit Agreement and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Agreement; (ii) agrees that it will, independently and without reliance upon the Administrative Agent or any other Additional Initial Term B-3 Lender, Additional Initial 2017 Euro Term Loan Lender or any other Lender or Agent and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement; (c) appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers and discretion under the Credit Agreement and the other Loan Documents as are delegated to the Administrative Agent by the terms thereof, together with such powers and discretion as are reasonably incidental thereto; and (d) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Credit Agreement are required to be performed by it as a Lender and shall be bound by the provisions of the Credit Agreement as a Lender thereunder.

Upon (i) the execution of a counterpart of this Agreement by the Additional Lender, the Administrative Agent and the Borrowers and (ii) the delivery to the Administrative Agent of a fully executed counterpart (including by way of telecopy or other electronic transmission) hereof, the Additional Lender shall become Lenders under the Credit Agreement and shall have the [respective] [Additional Initial Term B-3 Commitment] [and] [Additional Initial 2017 Euro Term Commitment] set forth on its signature page hereto, effective as of the Second Amendment Effective Date.

Delivered herewith to the Administrative Agent are such duly completed and executed forms, certificates or any other documentation or evidence required to be delivered by it pursuant to the Credit Agreement, including but not limited to any documentation with respect to United States federal income tax withholding matters as the Additional Lender may be required to deliver to the Administrative Agent pursuant to the Credit Agreement.

This Agreement may not be amended, modified or waived except by an instrument or instruments in writing signed and delivered on behalf of each of the parties hereto.

This Agreement, the Credit Agreement and the other Loan Documents constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and verbal, among the parties or any of them with respect to the subject matter hereof.

THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as would be enforceable.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the undersigned has caused its duly authorized officer to execute and deliver this Joinder Agreement as of the date first written above.

[DEUTSCHE BANK AG NEW YORK BRANCH]

By:
Name:
Title:

By:
Name:
Title:

Additional Initial Term B-3 Commitment:

$[ ]

Additional Initial 2017 Euro Term Commitment:

€ [ ]

AMAYA HOLDINGS B.V., as Dutch Borrower

By: Amaya Holdings Coöperatieve U.A.

By:	By:
Name: Marlon D. Goldstein	Name: Panma B.V., represented by
Title: Managing Director A	Title: Managing Director B
Date: , 2017	Date: , 2017

AMAYA (US) CO-BORROWER, LLC,
as Co-Borrower

By:
Name:
Title:

Accepted:

DEUTSCHE BANK AG NEW YORK BRANCH, as Administrative Agent

By:
Name:
Title:

B-5